Exhibit 99.1

ParaZero Technologies Announces Strategic Partnership with XTEND for Advanced Drone Interception Capabilities

Kfar Saba, Israel, March 26, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced a strategic partnership with XTEND (JFB Construction Holdings - Nasdaq: JFB), an innovative Israeli company specializing in AI-based autonomous tactical drones.

Under the collaboration, ParaZero’s advanced DefendAir net-launching system is integrated onto XTEND’s Scorpio 1000 drone platform – an agile, battle-proven drone with high payload capacity and superior maneuverability at high speeds in complex environments.

This integration enables fully autonomous interception of hostile drones, including detection, tracking, and high-speed pursuit, using a kinetic net capture to minimize collateral damage and allow safe operations.

The partnership between these two Israeli companies aims to position them to be at the forefront of global drone interception technology (Counter-UAS), delivering unique battlefield capabilities that were previously unavailable - combining XTEND’s agile drone platform with ParaZero’s reliable and safe capture solution.

“We are proud to partner with XTEND, a leader whose drones are proven in real-world operations,” said Ariel Alon, ParaZero CEO. “We believe that this combination strengthens our position as providers of advanced defense solutions and offers military users more effective and safer interception capabilities against drone threats.”

As warfare becomes increasingly complex and multi-domain, the need for agile, scalable solutions that leverage AI-driven autonomy will only grow,” said Aviv Shapira, CEO of XTEND. “This partnership with ParaZero accelerates our vision of a future where autonomous systems collaborate seamlessly across air, ground, and maritime domains, offering unprecedented speed, precision, and adaptability in real-time operations. Together, we are shaping the future of defense, where human-machine teaming delivers superior outcomes in the face of ever-evolving threats.”

The companies expect to continue to develop and demonstrate their joint CUAS solution, with the goal of offering it to defense forces and homeland security organizations worldwide.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

About XTEND

XTEND is a leader in software systems and artificial intelligence-powered robotics, deployed in high-threat, complex operational environments where human exposure carries significant risk. Powered by its proprietary XTEND Operating System (XOS), XTEND’s integrated software and advanced robotic hardware solutions are designed to provide autonomy at the edge. Operating across defense, law enforcement, and private security missions through a platform of robots, drones, and robotic subsystems, XTEND’s open architecture platform facilitates scalability across partners and third-party applications. With over 10,000 systems deployed in over 30 countries, XTEND’s solutions have been validated in five combat zones and operationally deployed by national defense, special-mission units, and security organizations across the globe. Founded in Tel Aviv, Israel, and headquartered in Tampa, Florida, XTEND delivers NDAA-compliant solutions through a global network of regional XFAB manufacturing facilities located in the U.S., the U.K., Singapore, Israel, and Latvia. For more information, visit www.xtend.me.

About JFB Construction Holdings

JFB Construction Holdings (Nasdaq: JFB) is a real estate development and construction company that has provided general contracting and construction management services in 36 U.S. States. For more information, visit the company’s SEC filings at www.sec.gov.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses how the partnership aims to position ParaZero and XTEND to be at the forefront of global drone interception technology, its belief that that the collaboration with XTEND strengthens its position as providers of advanced defense solutions and offers military users more effective and safer interception capabilities against drone threats and how the companies expect to continue to develop and demonstrate their joint CUAS solution, with the goal of offering it to defense forces and homeland security organizations worldwide. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

XTEND Investor Relations Contact:

MZ North America
Shannon Devine
XTEND@mzgroup.us
203-741-8811